Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (No. 333-209037, No. 333-204795, No. 333-195124, and No. 333-220644), of Can-Fite Biopharma Ltd. and in the related Prospectus of our report dated August 8, 2018 with respect to the consolidated financial statements of Can-Fite Biopharma Ltd. and its subsidiaries, included in this Report on Form 6-K for the year ended December 31, 2017.

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer
KOST FORER GABBAY & KASIERER
August 8, 2018	A Member of Ernst & Young Global